

April 30, 2019

J. Kevin Willis
Chief Financial Officer
Ashland Global Holdings Inc.
50 E. RiverCenter Boulevard
Covington, Kentucky 41011

      Re: Ashland Global Holdings Inc.
          Form 10-K for the year ended September 30, 2018
          Filed November 19, 2018
          File No. 333-211719

Dear Mr. Willis:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended September 30, 2018

Note M - Income Taxes, page F-35

1.   Please reconcile the disclosures surrounding the impact of the Tax Act you provided on page F-35 with the information you have presented in your reconciliation of the statutory federal income tax to your provision for income taxes on page F-37. Ensure that the tax reform amounts presented in the reconciliation and related footnotes are transparent such that a reader understands the impact the Tax Act had on your provision for income taxes.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenn Do at (202) 551-3743 or Jeanne Baker at (202) 551-3691 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction